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                               December 23, 2021

       Ken Ho
       Chairman
       Primech Holdings Pte. Ltd.
       23 Ubi Crescent
       Singapore 408579

                                                        Re: Primech Holdings
Pte. Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
24, 2021
                                                            CIK No. 0001891944

       Dear Mr. Ho:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted November 24, 2021

       Risk Factors
       Our strategy to expand into the development and operation of electric vehicle..., page 18

   1. Please disclose, to the extent material, the amount of your current and planned investment in electric vehicle
charging, including the amount directed toward the planned installation of EV charging
infrastructure in 150 car parks. We also note that your Use of Proceeds section indicates that
you will use proceeds of the offering for "investments in EV technology and
robotics." To the extent that you will use the proceeds to invest in electric vehicle charging,
including the installation of EV charging infrastructure, please state this clearly. Please also
explain whether the planned installation of EV charging infrastructure is intended to service
Primech's EV fleet or whether it is intended for public use.
 Ken Ho
Primech Holdings Pte. Ltd.
December 23, 2021
Page 2
Capitalization, page 42

2. The actual values presented here do not appear to sum to the total capitalization amount of
         $13,283,643. Please clarify or revise.
Our Major Customers, page 72

3. We note the significant decrease in revenue from services provided to Changyi Airport from FY2020 to FY2021 due to COVID-19. Please update your disclosure here and elsewhere as appropriate to indicate whether your services to the airport continue to be limited. Please also disclose whether you expect COVID-19 will continue to impact airport services and whether you believe this will have a material impact on the financial condition of the company.
Combined Financial Statements
Combined Statements of Changes in Shareholders' Equity, page F-5

4. Please provide us with a detailed discussion of the terms and structure of the dividends declared to parent.
Note 2. Revenues, page F-13

5. Please tell us and revise to clarify if revenue from your services is recognized over time or at a point in time. In addition, clarify your methods used to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the services.
         Refer to ASC 606-10-50-18 and 19.
Note 3. Acquisition of Maint-Kleen, page F-14

6. Please tell us how you considered the guidance in Rule 3-05 of Regulation S-X as it relates to the acquisition of Maint-Kleen.
Note 12. Commitments and Contingencies, page F-23

7. We note your disclosure that the ultimate disposition of proceedings or claims will not have a material impact on the combined financial position or results of operations. Please also disclose if you expect these matters will have a material effect on your statements of cash flows.
Note 13. Subsequent Events, page F-24

8. Please tell us and disclose how you intend to account for the acquisition of the two office
       unitsLastNameKen
FirstName    and your consideration
                           Ho        of the guidance in Rule 3-14 of Regulation
S-X.
Comapany
9.          NamePrimech
       Please disclose the Holdings  Pte. Ltd.
                           terms, including  the price, as it relates to the
sale of the 1,212,500
       shares on  November
December 23, 2021 Page 2     22, 2021.
FirstName LastName
 Ken Ho
FirstName LastNameKen
Primech Holdings Pte. Ltd.Ho
Comapany23,
December  NamePrimech
              2021       Holdings Pte. Ltd.
December
Page 3    23, 2021 Page 3
FirstName LastName
General

10. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. You may contact Tony Watson at 202-551-3318 or Angela Lumley at
202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-6001 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Lawrence Venick